Exhibit 99.1
STEALTHGAS INC. REPORTS FOURTH QUARTER AND TWELVE MONTHS 2008 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF $0.1875 PER COMMON SHARE
ATHENS, GREECE, February 19, 2009. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the fourth quarter and twelve months ended December 31, 2008.
Fourth Quarter 2008 Results:
For the three months ended December 31, 2008, voyage revenues amounted to $28.2 million and net income was $7.7 million, an increase of $2.1 million, or 8.0%, and an increase of $1.5 million, or 24.2%, respectively, from voyage revenues of $26.1 million and net income of $6.2 million for the three months ended December 31, 2007.
Basic and diluted earnings per share were $0.35 for the three months ended December 31, 2008 as compared to basic and diluted earnings per share of $0.28 for the three months ended December 31, 2007.
Adjusted EBITDA for the three months ended December 31, 2008 was $15.9 million, an increase of $3.9 million, or 32.5%, from $12.0 million for the three months ended December 31, 2007. A reconciliation of Adjusted EBITDA to net income and to net cash provided by operating activities is set forth below.
An average of 39.6 vessels were owned by the Company in the three months ended December 31, 2008, earning an average time-charter equivalent rate of approximately $7,132 per day as compared to 37.5 vessels, earning an average time-charter equivalent rate of $7,214 per day, for the same period of 2007 due primarily to an increased number of spot days in the fourth quarter of 2008 and the prevailing charter rates being marginally lower than the respective fourth quarter in 2007.
Twelve Months 2008 Results:
For the twelve months ended December 31, 2008, voyage revenues amounted to $112.6 million and net income was $30.0 million, an increase of $22.6 million, or 25.1%, and an increase of $7.5 million, or 33.3%, respectively, from voyage revenues of $90.0 million and net income of $22.5 million for the twelve months ended December 31, 2007.
Basic and diluted earnings per share were $1.35 for the twelve months ended December 31, 2008 as compared to basic and diluted earnings per share of $1.26 for the twelve months ended December 31, 2007.
Adjusted EBITDA for the twelve months ended December 31, 2008 was $61.5 million, an increase of $15.8 million, or 34.6%, from $45.7 million for the twelve months ended December 31, 2007. A reconciliation of Adjusted EBITDA to net income and to net cash provided by operating activities is set forth below.

An average of 38.6 vessels were owned by the Company in the twelve months ended December 31, 2008, earning an average time-charter equivalent rate of approximately $7,588 per day as compared to 32.8 vessels, earning an average time-charter equivalent rate of $7,129 per day for the same period of 2007 due primarily to the effect of the two M.R. product carries that joined the fleet in January and February 2008, respectively.
CEO Harry Vafias commented
“I am delighted to report record earnings for 2008. We had a very solid performance in the last quarter of 2008 and generally throughout the past year. In 2008, we increased our EBITDA by 34.6% to $61.5 million while net income rose by 33.3% to $30.0 million.
We continue to believe that our core LPG sector has sound fundamentals, and while there is no doubt that 2009 and beyond may well prove to be a very challenging period for the world’s economy, we remain cautiously confident that the niche in which we fundamentally operate will continue to perform relatively steadily and without the significant fluctuations that we have seen and in my view will continue to see, in many other sectors of the shipping industry.
This year and probably well into 2010, if not beyond, will be challenging times for the world’s economy, however, we continue to believe in our core strategy, which has remained consistent since we went public. Management’s interest has and continues to be fully aligned with shareholder interest, over the short and long term, which includes being committed to guiding the company safely through those challenges faced today and in the future.”
Quarterly Dividend:
At today’s meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on March 9, 2009 to shareholders of record at the close of business on March 2, 2009.
This is the thirteenth consecutive quarterly dividend since the company went public in October 2005. Since then, the Company has declared quarterly dividends aggregating $2.4375 per common share.
Fleet Profile and Fleet Deployment:
The table below show the Company’s fleet development and deployment as of today:
LPG Carrier Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter Expiration
Vessel	(cbm)	Type	Built	To GASS	Status	(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Sep-09
Gas Premiership	7,200	F.P.	2001	Mar-08	Time Charter	Jan-12
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Oct-09
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios	6,562	F.P.	1991	Oct-05	Time Charter	Mar-10
Gas Amazon	6,526	F.P.	1992	May-05	Spot	Mar-09
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-11
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Jun-10
Lyne (2)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor	5,013	F.P.	1995	Feb-05	Bareboat	Jun-12
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick	5,001	F.P.	1995	Nov-05	Time Charter	Mar-09
Sir Ivor (3)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter Expiration
Vessel	(cbm)	Type	Built	To GASS	Status	(1)
Gas Kalogeros	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Defiance	5,000	F.P.	2008	July-08	Time Charter	Jul-09
Gas Shuriken	5,000	F.P.	2008	Oct-08	Time Charter	Oct-10
Gas Sincerity	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Spot	Feb-09
Gas Prophet (4)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-09
Gas Czar	3,510	F.P.	1995	Feb-06	Time Charter	Jun-09
Gas Sophie	3,500	F.P.	1995	Oct-07	Spot	Mar-09
Gas Legacy	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune	3,500	F.P.	1995	Feb-06	Spot	Apr-09
Gas Eternity (5)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (6)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	May-13
Gas Pasha	3,244	F.P.	1995	Jun-06	Time Charter	Oct-10 -
Gas Natalie (7)	3,213	F.P.	1997	Jan-09	Bareboat	Sep-11
Gas Crystal	3,211	S.R.	1990	Nov-05	Spot	Mar-09
Gas Prodigy	3,014	F.P.	1995	Oct-05	Spot	Feb-09
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Oct-10
FLEET TOTAL:	173,499
39 VESSELS	cbm
Additional Vessels (with expected delivery date)
Gas Astrid	3,500	F.P.	2009	Apr-09
Gas Exelero	3,500	F.P.	2009	June-09
TBN	5,000	F.P.	2010	Sept-10
TBN	5,000	F.P.	2010	Nov-10
TBN	5,000	F.P.	2011	Mar-11
TBN	7,500	F.P.	2011	July-11
TBN	7,500	F.P.	2011	Dec-11
TOTAL LPG	210,499
CARRIER FLEET:	cbm
46 VESSELS
Product Tanker Fleet

	Vessel
	Size	Vessel	Year	Delivered	Employment	Charter
Vessel	(dwt)	Type	Built	To GASS	Status	Expiration(1)
		MR
Navig8 Fidelity	47,000	Product	2008	Jan-08	Bareboat	Jan-15
		Tanker
		MR
Navig8 Faith	47,000	Product	2008	Feb-08	Bareboat	Feb-15
		Tanker
		MR
Stealth S.V.(8)	46,000	Product	2009	Apr-09	Time Charter	Apr-12
		Tanker
		MR
Stealth Argentina(9)	50,500	Product	2009	Nov-09	Bareboat	Nov-12
		Tanker
TOTAL MR PRODUCT TANKER	190,500
FLEET:	dwt
4 VESSELS

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range
(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.

(2)	Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(3)	Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.

(4)	Gas Prophet has for the three-year duration of bareboat charter been renamed the M.T. Ming Long. (5) Gas Eternity has for the duration of its bareboat charter been renamed the M.T. Yu Tian 9.

(6)	Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’s option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(7)	Gas Natalie, upon her delivery, continued to be deployed under an existing bareboat charter to a major international LPG operator that expires in September 2011. The charterer has an option in September 2009 and 2010 to cancel the existing charter upon the payment of a cancellation fee in the amount of $336,000, if exercised in 2009, or $180,000, if exercised in 2010.

(8)	The Stealth S.V., a 46,000 deadweight M.R. type product carrier, is expected to be delivered to the Company in April 2009, whereupon she will commence a three-year time charter.

(9)	The Stealth Argentina, a 50,500 deadweight M.R. type product carrier, is expected to be delivered to the Company in November 2009, whereupon she will commence a three-year bareboat charter.
About STEALTHGAS INC.
Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 39 LPG carriers with a total capacity of 173,499 cubic meters (cbm) and two M.R. product tankers. In addition, the company has entered into agreements to acquire two resale new building LPG carriers, the Gas Astrid and the Gas Exelero, with expected delivery in April and June 2009, respectively, plus five new building LPG carriers with expected delivery from September 2010 through December 2011 and two resale new building M.R. product carriers with expected delivery in April and November 2009. Once these acquisitions are completed, STEALTHGAS INC.’S fleet will be composed of 46 LPG carriers with a total capacity of 210,499 cubic meters (cbm) and four M.R. product tankers with a total capacity of 190,500 deadweight tons (dwt). STEALTHGAS INC.’S shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.
Visit our website at www.stealthgas.com

Company Contact:
Andrew J. Simmons
Chief Financial Officer
STEALTHGAS INC.
011-30-210-6250-001
E-mail: simmons@stealthgas.com
Fleet Data:
The following key indicators highlight the Company’s operating performance during the fourth quarters ended December 31, 2007 and December 31, 2008:

FLEET DATA	Q4 2007	Q4 2008
Average number of vessels (1)	37.5	39.6
Period end number of vessels in fleet	38.0	40.0
Total calendar days for fleet (2)	3,453	3,647
Total voyage days for fleet (3)	3,404	3,622
Fleet utilization (4)	98.6%	99.3%
Total charter days for fleet (5)	3.238	3,243
Total spot market days for fleet (6)	166	379

AVERAGE DAILY RESULTS	Q4 2007	Q4 2008
Time Charter Equivalent — TCE (7)	$7,214	$7,132
Vessel operating expenses (8)	2,313	2,253
Management fees	343	329
General and administrative expenses	414	(99)
Total operating expenses (9)	2,727	2,154
The following key indicators highlight the Company’s operating performance during the twelve months ended December 31, 2007 and December 31, 2008:

FLEET DATA	12M 2007	12M 2008
Average number of vessels (1)	32.8	38.6
Period end number of vessels in fleet	38	40
Total calendar days for fleet (2)	11,986	14,113
Total voyage days for fleet (3)	11,871	14,018
Fleet utilization (4)	99.0%	99.3%
Total charter days for fleet (5)	11,170	13,318
Total spot market days for fleet (6)	701	700

AVERAGE DAILY RESULTS	12M 2007	12M 2008
Time Charter Equivalent — TCE (7)	$7,129	$7,588
Vessel operating expenses (8)	2,122	2,280
Management fees	344	327
General and administrative expenses	419	338
Total operating expenses (9)	2,541	2,618

 1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
 2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

 3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.
 4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
 5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
 6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
 7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
 8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
 9) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.
Adjusted EBITDA Reconciliation:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization of finance charges and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by accounting principles generally accepted in the United States of America, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.
Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.
Adjusted EBITDA reconciliation for the fourth quarter ended December 31, 2007 and December 31, 2008:

(figures in US $)	Q4 2007	Q4 2008
Net Cash Provided By Operating Activities	$19,445,999	$11,095,978
Net increase in current assets, excluding cash	708,520	1,343,968
Net (increase)/decrease in current liabilities, excluding short-term portion of long term debt.	(8,411,100)	1,676,264
Interest income	(684,741)	(285,581)
Interest and finance costs	2,422,868	2,380,588
Amortization of finance charges	(16,675)	(20,189)
Share based compensation	(334,363)	(299,123)
Change in fair value of derivatives	(1,123,653)	(26,993)
Adjusted EBITDA	$12,006,855	$15,864,912

(figures in US $)	Q4 2007	Q4 2008
Net Income	$6,226,442	$7,749,409
Plus interest and finance costs	2,422,868	2,380,588
Less interest income	(684,741)	(285,581)
Plus depreciation	4,614,070	6,154,723
Less amortization of fair value of acquired time charters	(571,784)	(134,227)
Adjusted EBITDA	$12,006,855	$15,864,912
Adjusted EBITDA reconciliation for the twelve months ended December 31, 2007 and December 31, 2008:

(figures in US $)	12M 2007	12M 2008
Net Cash Provided By Operating Activities	$47,704,497	$48,080,792
Net increase in current assets, excluding cash	1,310,711	1,801,130
Net (increase)/decrease in current liabilities, excluding short-term portion of long term debt.	(7,334,112)	4,195,502
Gain on sale of vessels	—	1,673,321
Interest income	(1,888,070)	(743,193)
Interest and finance costs	9,831,404	9,962,504
Amortization of finance charges	(74,708)	(104,986)
Share based compensation	(1,324,743)	(1,913,634)
Change in fair value of derivatives	(2,573,992)	(1,467,113)
Adjusted EBITDA	$45,650,987	$61,484,323

(figures in US $)	12M 2007	12M 2008
Net Income	$22,538,107	$29,987,484
Plus interest and finance costs	9,831,404	9,962,504
Less interest income	(1,888,070)	(743,193)
Plus depreciation	16,546,692	23,283,393
Less amortization of fair value of acquired time charters	(1,377,146)	(1,005,865)
Adjusted EBITDA	$45,650,987	$61,484,323
Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1866 239 0750 (US Toll Free Dial In) or 0800 559 3282 (UK Toll Free Dial In).
In case of any problems with the above numbers, please dial +1 718 354 1359 (US Toll Dial In), or +44 (0)2071380813 (Standard International Dial In). Please quote “9818405”.
A telephonic replay of the conference call will be available until February 26, 2009 by dialing 1866 239 0765 (US Toll Free Dial In), 0800 358 7743 (UK Toll Free Dial In) or +44 (0)207 806 1970 (Standard International Dial In). Access Code: 9818405#
Slides and audio webcast:
There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars, except for share data)

	Three Months Ended
	December 31,
	2007	2008

Revenues
Voyage revenues	26,129,276	28,162,534

Expenses
Voyage expenses	1,571,873	2,330,353
Vessels’ operating expenses	7,986,348	8,217,237
Dry-docking costs	197,388	602,160
Management fees	1,182,900	1,198,960
General and administrative expenses	1,428,551	(361,043)
Depreciation	4,614,070	6,154,723

Total expenses	16,981,130	18,142,390

Income from operations	9,148,146	10,020,144

Other income and (expenses)
Interest and finance costs	(2,422,868)	(2,380,588)
Change in fair value of derivatives	(1,123,653)	(215,308)
Interest income	684,741	285,581
Foreign exchange loss	(59,924)	39,580

Other expenses, net	(2,921,704)	(2,270,735)

Net income	6,226,442	7,749,409

Earnings per share
- Basic	0.28	0.35

- Diluted	0.28	0.35

-Cash dividends declared	0.1875	0.1875

Weighted average number of shares
-Basic	22,114,105	22,134,821

-Diluted	22,169,235	22,149,050

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Income
(Expressed in United States Dollars, except for share data)

	Year Ended December 31,
	2007	2008

Revenues
Voyage revenues	89,995,123	112,551,901

Expenses
Voyage expenses	5,369,546	6,180,754
Vessels’ operating expenses	25,435,578	32,178,385
Dry-docking costs	314,181	1,112,992
Management fees	4,126,610	4,618,025
General and administrative expenses	5,024,912	4,772,615
Depreciation	16,546,692	23,283,393
Net gain on sale of vessels	—	(1,673,321)

Total expenses	56,817,519	70,472,843

Income from operations	33,177,604	42,079,058

Other income and (expenses)
Interest and finance costs	(9,831,404)	(9,962,504)
Change in fair value of derivatives	(2,573,992)	(2,713,055)
Interest income	1,888,070	743,193
Foreign exchange loss	(122,171)	(159,208)

Other expenses, net	(10,639,497)	(12,091,574)

Net income	22,538,107	29,987,484

Earnings per share
- Basic	1.26	1.35

- Diluted	1.26	1.35

-Cash dividends declared	0.75	0.75

Weighted average number of shares
-Basic	17,900,576	22,134,821

-Diluted	17,943,346	22,184,407

StealthGas Inc.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in United States Dollars)

	As of December 31,
	2007	2008

ASSETS
Total current assets	69,497,341	50,766,257
Total fixed assets	407,545,322	574,780,637
Total non current assets	550,663	8,800,229

Total assets	477,593,326	634,347,123

LIABILITIES AND EQUITY
Bank Debt	145,758,529	283,693,873
Other liabilities	28,804,009	32,805,925
Shareholder equity	303,030,788	317,847,325

Total liabilities and equity	477,593,326	634,347,123

StealthGas Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Year Ended December 31,
	2007	2008

Cash flows from operating activities
Net income for the year	22,538,107	29,987,484

Items included in net income not affecting cash flows:
Depreciation and amortization of finance charges	16,621,400	23,388,379
Amortization of fair value of time charter	(1,377,146)	(1,005,865)
Share based compensation	1,324,743	1,913,634
Change in fair value of derivatives	2,573,992	1,467,113
Gain on sale of vessels	—	(1,673,321)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade receivables	(1,252,630)	(222,382)
Claims receivable	(26,041)	(561,236)
Inventories	(89,491)	(417,777)
Advances and prepayments	57,451	(599,735)
Increase/(decrease) in
Payable to related party	5,648,235	(5,439,314)
Trade accounts payable	1,356,965	(150,246)
Other accrued liabilities	(753,460)	590,069
Deferred income	1,082,372	803,989

Net cash provided by operating activities	47,704,497	48,080,792

Cash flows from investing activities
Insurance proceeds	269,893	—
Advances for vessel under construction and acquisitions	(12,450,000)	(23,009,597)
Proceeds from sale of vessels	—	26,883,889
Acquisition of vessels	(133,846,574)	(167,509,111)
(Increase)/decrease in restricted cash account	(3,609,934)	3,654,833

Net cash (used in) investing activities	(149,636,615)	(159,979,986)

Cash flows from financing activities
Capital stock	76,601	—
Follow-on offering	129,528,000	—
Underwriters’ over allotment option exercised	8,277,289	—
Stock issuance costs	(8,122,546)	—
Dividends paid	(13,714,540)	(16,727,707)
Deferred finance charges	(145,795)	(304,549)
Customer deposits	3,190,821	(270,707)
Loan repayment	(48,757,211)	(23,866,656)
Proceeds from short-term bridge facility	26,500,000	—
Proceeds from long-term debt	27,067,500	161,802,000

Net cash provided by financing activities	123,900,119	120,632,381

Net increase in cash and cash equivalents	21,968,001	8,733,187
Cash and cash equivalents at beginning of year	11,146,871	33,114,872

Cash and cash equivalents at end of year	33,114,872	41,848,059

Supplemental Cash Flow Information:
Cash paid during the period for interest	9,329,123	11,133,593

Non cash items:
Fair value of below market acquired time charter	1,572,000	—